SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                        ANNUAL REPORT PURSUANT TO SECTION
                        15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].
For the fiscal year ended December 31, 1997
                                       OR
[ ] TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from ___________ to ____________

Commission file number   1-4473
                         ------

                        The Savings Plan for Employees of
                         Arizona Public Service Company

                                       and

                     The Savings Plan for Union Employees of
                         Arizona Public Service Company
                           (Full titles of the plans)

                             400 North Fifth Street
                          Station 8478, P.O. Box 53999
                             Phoenix, Arizona 85004
                             (Address of the plans)

                        Pinnacle West Capital Corporation
                                (Name of issuer)

                               400 East Van Buren
                                 P.O. Box 52132
                             Phoenix, Arizona 85072
                (Address of issuer's principal executive office)

                         THE SAVINGS PLAN FOR EMPLOYEES
                       OF ARIZONA PUBLIC SERVICE COMPANY,

                     THE SAVINGS PLAN FOR UNION EMPLOYEES OF
                         ARIZONA PUBLIC SERVICE COMPANY

                                       AND

                        THE SAVINGS PLAN FOR EMPLOYEES OF
                        PINNACLE WEST CAPITAL CORPORATION

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS
                                -----------------


                                                                          PAGE
                                                                          ----


Independent Auditors' Report                                                1


Combined Statements of Net Assets Available
            for Benefits with Supplemental
            Combining Information as of
            December 31, 1997 and 1996                                    2 - 3


Combined Statements of Changes in Net Assets
            Available for Benefits with Supplemental
            Combining Information for Each of the Three
            Years in the Period Ended December 31, 1997                   4 - 6


Notes to Combined Financial Statements                                    7 - 15


Exhibits Filed                                                             16

INDEPENDENT AUDITORS' REPORT



Arizona Public Service Company
Phoenix, Arizona

We have audited the accompanying combined statements of net assets available for benefits of The Savings Plan for Employees of Arizona Public Service Company, The Savings Plan for Union Employees of Arizona Public Service Company and The Savings Plan for Employees of Pinnacle West Capital Corporation (the "Plans") as of December 31, 1997 and 1996, and the related combined statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1997. These combined financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the net assets available for benefits of the Plans as of December 31, 1997 and 1996, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic combined financial statements taken as a whole. The supplemental combining information by fund is presented for the purpose of additional analysis of the basic combined financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. This supplemental information is the responsibility of the Plans' management. Such supplemental combining information by fund has been subjected to the auditing procedures applied in our audits of the basic combined financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic combined financial statements taken as a whole.


DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP
Phoenix, Arizona
June 22, 1998

THE SAVINGS PLAN FOR EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY,
THE SAVINGS PLAN FOR UNION EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY AND THE SAVINGS PLAN FOR EMPLOYEES OF PINNACLE WEST CAPITAL CORPORATION

--------------------------------------------------------------------------------------------------------------------------------

COMBINED STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL COMBINING INFORMATION
DECEMBER 31, 1997
--------------------------------------------------------------------------------------------------------------------------------

                                                                                 SUPPLEMENTAL COMBINING INFORMATION
                                                                  --------------------------------------------------------------

                                                                  PINNACLE WEST                        FIXED        AGGRESSIVE
                                                    COMBINED       STOCK FUND      INDEX FUND       INCOME FUND     EQUITY FUND
                                                  -------------   -------------   -------------    -------------   -------------

ASSETS:
      Investments at fair value except
      for Fixed Income Fund that is
      at contract value which approximates
      fair value (cost,
         Pinnacle West Stock Fund,
         $64,852,152;
         Index Fund,
         $55,556,633;
         Fixed Income Fund,
         $53,078,299;
         Aggressive Equity Fund,
         $36,416,877;
         International Equity Fund,
         $7,067,988;
         Lifestyle Conservative Fund,
         $2,184,528;
         Lifestyle Moderate Fund,
         $5,994,426;
         Lifestyle Aggressive Fund,
         $6,698,117;
         Participant Loan Feature,
         $19,767,046)                             $ 388,014,445   $ 141,053,827   $ 106,580,249    $  53,078,299   $  44,685,290
      Temporary investments (at cost
         which approximates fair value)               7,548,392       1,906,886                        5,638,399
      Interest/Other receivable                         314,277           9,229                          305,048
                                                  -------------   -------------   -------------    -------------   -------------
               Total assets                         395,877,114     142,969,942     106,580,249       59,021,746      44,685,290
                                                  -------------   -------------   -------------    -------------   -------------

LIABILITIES:
      Interfund transfers and other liabilities         612,967         585,513        (180,210)         192,865           1,480
                                                  -------------   -------------   -------------    -------------   -------------

               NET ASSETS AVAILABLE
                   FOR BENEFITS                   $ 395,264,147   $ 142,384,429   $ 106,760,459    $  58,828,881   $  44,683,810
                                                  =============   =============   =============    =============   =============


                                                                        SUPPLEMENTAL COMBINING INFORMATION
                                                  --------------------------------------------------------------------------------
                                                                    LIFESTYLE        LIFESTYLE        LIFESTYLE
                                                  INTERNATIONAL   CONSERVATIVE       MODERATE         AGGRESSIVE      PARTICIPANT
                                                   EQUITY FUND        FUND             FUND              FUND         LOAN FEATURE
                                                  -------------   -------------    -------------    -------------    -------------

ASSETS:
      Investments at fair value except
      for Fixed Income Fund that is
      at contract value which approximates
      fair value (cost,
         Pinnacle West Stock Fund,
         $64,852,152;
         Index Fund,
         $55,556,633;
         Fixed Income Fund,
         $53,078,299;
         Aggressive Equity Fund,
         $36,416,877;
         International Equity Fund,
         $7,067,988;
         Lifestyle Conservative Fund,
         $2,184,528;
         Lifestyle Moderate Fund,
         $5,994,426;
         Lifestyle Aggressive Fund,
         $6,698,117;
         Participant Loan Feature,
         $19,767,046)                             $   6,633,636   $   2,293,984    $   6,592,923    $   7,329,191    $  19,767,046
      Temporary investments (at cost
         which approximates fair value)                                                    3,107
      Interest/Other receivable
                                                  -------------   -------------    -------------    -------------    -------------
               Total assets                           6,633,636       2,293,984        6,596,030        7,329,191       19,767,046
                                                  -------------   -------------    -------------    -------------    -------------

LIABILITIES:
      Interfund transfers and other liabilities          42,145          (9,259)         (18,518)         (38,349)          37,300
                                                  -------------   -------------    -------------    -------------    -------------

               NET ASSETS AVAILABLE
                   FOR BENEFITS                   $   6,591,491   $   2,303,243    $   6,614,548    $   7,367,540    $  19,729,746
                                                  =============   =============    =============    =============    =============

See notes to combined financial statements.

THE SAVINGS PLAN FOR EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY,
THE SAVINGS PLAN FOR UNION EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY AND THE SAVINGS PLAN FOR EMPLOYEES OF PINNACLE WEST CAPITAL CORPORATION

-----------------------------------------------------------------------------------------------

COMBINED STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL COMBINING INFORMATION
DECEMBER 31, 1996
-----------------------------------------------------------------------------------------------





                                                    COMBINED
                                                  ------------

ASSETS:
      Investments at fair value except
      for Fixed Income Fund that is
      at contract value which approximates
      fair value (cost,
         Pinnacle West Stock Fund,
         $67,839,594;
         Index Fund,
         $43,143,965;
         Fixed Income Fund,
         $52,542,392;
         Aggressive Equity Fund,
         $33,506,467;
         International Equity Fund,
         $3,159,997;
         Lifestyle Conservative Fund,
         $1,297,857;
         Lifestyle Moderate Fund,
         $3,483,624;
         Lifestyle Aggressive Fund,
         $2,496,232;
         Participant Loan Feature,
         $18,564,771)                             $306,635,785
      Temporary investments (at cost
         which approximates fair value)             15,173,420
      Interest receivable                              336,604
                                                  ------------
               Total assets                        322,145,809
                                                  ------------

LIABILITIES:
      Interfund transfers and other liabilities        543,692
                                                  ------------

               NET ASSETS AVAILABLE
                   FOR BENEFITS                   $321,602,117
                                                  ============

                                                                       SUPPLEMENTAL COMBINING INFORMATION
                                                  --------------------------------------------------------------------------

                                                  PINNACLE WEST                    FIXED         AGGRESSIVE       BALANCED
                                                   STOCK FUND     INDEX FUND    INCOME FUND      EQUITY FUND        FUND
                                                  ------------   ------------   ------------    ------------    ------------

ASSETS:
      Investments at fair value except
      for Fixed Income Fund that is
      at contract value which approximates
      fair value (cost,
         Pinnacle West Stock Fund,
         $67,839,594;
         Index Fund,
         $43,143,965;
         Fixed Income Fund,
         $52,542,392;
         Aggressive Equity Fund,
         $33,506,467;
         International Equity Fund,
         $3,159,997;
         Lifestyle Conservative Fund,
         $1,297,857;
         Lifestyle Moderate Fund,
         $3,483,624;
         Lifestyle Aggressive Fund,
         $2,496,232;
         Participant Loan Feature,
         $18,564,771)                             $114,661,023   $ 73,255,751   $ 52,542,392    $ 36,879,918    $
      Temporary investments (at cost
         which approximates fair value)              1,703,669                    13,469,751
      Interest receivable                                6,821                       329,783
                                                  ------------   ------------   ------------    ------------    ------------
               Total assets                        116,371,513     73,255,751     66,341,926      36,879,918
                                                  ------------   ------------   ------------    ------------    ------------

LIABILITIES:
      Interfund transfers and other liabilities        534,074          9,070        (14,520)        (19,464)
                                                  ------------   ------------   ------------    ------------    ------------

               NET ASSETS AVAILABLE
                   FOR BENEFITS                   $115,837,439   $ 73,246,681   $ 66,356,446    $ 36,899,382    $
                                                  ============   ============   ============    ============    ============

                                                                      SUPPLEMENTAL COMBINING INFORMATION
                                                  --------------------------------------------------------------------------
                                                                  LIFESTYLE       LIFESTYLE      LIFESTYLE
                                                  INTERNATIONAL  CONSERVATIVE      MODERATE      AGGRESSIVE     PARTICIPANT
                                                  EQUITY FUND        FUND            FUND           FUND        LOAN FEATURE
                                                  ------------   ------------    ------------   ------------    ------------

ASSETS:
      Investments at fair value except
      for Fixed Income Fund that is
      at contract value which approximates
      fair value (cost,
         Pinnacle West Stock Fund,
         $67,839,594;
         Index Fund,
         $43,143,965;
         Fixed Income Fund,
         $52,542,392;
         Aggressive Equity Fund,
         $33,506,467;
         International Equity Fund,
         $3,159,997;
         Lifestyle Conservative Fund,
         $1,297,857;
         Lifestyle Moderate Fund,
         $3,483,624;
         Lifestyle Aggressive Fund,
         $2,496,232;
         Participant Loan Feature,
         $18,564,771)                             $  3,269,793   $  1,284,840    $  3,574,423   $  2,602,874    $ 18,564,771
      Temporary investments (at cost
         which approximates fair value)
      Interest receivable
                                                  ------------   ------------    ------------   ------------    ------------
               Total assets                          3,269,793      1,284,840       3,574,423      2,602,874      18,564,771
                                                  ------------   ------------    ------------   ------------    ------------

LIABILITIES:
      Interfund transfers and other liabilities            860                        (2,820)            943          35,549
                                                  ------------   ------------    ------------   ------------    ------------

               NET ASSETS AVAILABLE
                   FOR BENEFITS                   $  3,268,933   $  1,284,840    $  3,577,243   $  2,601,931    $ 18,529,222
                                                  ============   ============    ============   ============    ============

See notes to combined financial statements.

THE SAVINGS PLAN FOR EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY,
THE SAVINGS PLAN FOR UNION EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY AND THE SAVINGS PLAN FOR EMPLOYEES OF PINNACLE WEST CAPITAL CORPORATION

----------------------------------------------------------------------------------------------------------------------

COMBINED STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL COMBINING INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1997
----------------------------------------------------------------------------------------------------------------------

                                                                      SUPPLEMENTAL COMBINING INFORMATION
                                                       ---------------------------------------------------------------

                                                       PINNACLE WEST                        FIXED         AGGRESSIVE
                                          COMBINED       STOCK FUND      INDEX FUND      INCOME FUND      EQUITY FUND
                                       -------------   -------------   -------------    -------------    -------------

ADDITIONS TO NET ASSETS
      ATTRIBUTED TO:
      Investment income (Note 1):
         Dividends                     $   7,934,514   $   3,872,745                                     $   2,630,859
         Interest/other income             5,610,801          75,931   $      19,288    $   3,809,025            6,050
         Realized gain on sale of
            investments                   11,404,543       5,727,161       4,166,257                         1,234,978
         Unrealized appreciation
            (depreciation) of
            investments (Note 5)          55,797,490      29,380,243      20,911,830                         4,894,962
                                       -------------   -------------   -------------    -------------    -------------
           Total investment income        80,747,348      39,056,080      25,097,375        3,809,025        8,766,849
                                       -------------   -------------   -------------    -------------    -------------

      Contributions (Note 2):
         Employers                         7,068,458       7,068,458
         Participants                     22,670,941       3,063,982       7,183,166        4,170,698        5,456,080
                                       -------------   -------------   -------------    -------------    -------------
           Total contributions            29,739,399      10,132,440       7,183,166        4,170,698        5,456,080
                                       -------------   -------------   -------------    -------------    -------------
              Total additions            110,486,747      49,188,520      32,280,541        7,979,723       14,222,929
                                       -------------   -------------   -------------    -------------    -------------

DEDUCTIONS FROM NET ASSETS
        ATTRIBUTED TO:
        Benefit payments                  36,772,690      15,124,527       6,933,307        9,960,275        2,546,306
        Administrative expenses               52,027           3,533          13,052           31,408            3,403
        Interfund transfers                                7,513,470      (8,179,596)       5,515,605        3,888,792
                                       -------------   -------------   -------------    -------------    -------------
             Total deductions             36,824,717      22,641,530      (1,233,237)      15,507,288        6,438,501
                                       -------------   -------------   -------------    -------------    -------------
             Net increase (decrease)      73,662,030      26,546,990      33,513,778       (7,527,565)       7,784,428

NET ASSETS AVAILABLE FOR
         BENEFITS:
        Beginning of year                321,602,117     115,837,439      73,246,681       66,356,446       36,899,382
                                       -------------   -------------   -------------    -------------    -------------
        End of year                    $ 395,264,147   $ 142,384,429   $ 106,760,459    $  58,828,881    $  44,683,810
                                       =============   =============   =============    =============    =============

                                                              SUPPLEMENTAL COMBINING INFORMATION
                                       ---------------------------------------------------------------------------------
                                                          LIFESTYLE        LIFESTYLE        LIFESTYLE
                                       INTERNATIONAL    CONSERVATIVE        MODERATE        AGGRESSIVE      PARTICIPANT
                                        EQUITY FUND          FUND             FUND             FUND        LOAN FEATURE
                                       -------------    -------------    -------------    -------------    -------------

ADDITIONS TO NET ASSETS
      ATTRIBUTED TO:
      Investment income (Note 1):
         Dividends                     $     740,870    $     106,997    $     307,271    $     275,772
         Interest/other income                 1,538              130              434              367    $   1,698,038
         Realized gain on sale of
            investments                       49,201           17,845          134,060           75,041
         Unrealized appreciation
            (depreciation) of
            investments (Note 5)            (544,148)         122,473          507,698          524,432
                                       -------------    -------------    -------------    -------------    -------------
           Total investment income           247,461          247,445          949,463          875,612        1,698,038
                                       -------------    -------------    -------------    -------------    -------------

      Contributions (Note 2):
         Employers
         Participants                        868,477          154,334          776,314          997,890
                                       -------------    -------------    -------------    -------------    -------------
           Total contributions               868,477          154,334          776,314          997,890
                                       -------------    -------------    -------------    -------------    -------------
              Total additions              1,115,938          401,779        1,725,777        1,873,502        1,698,038
                                       -------------    -------------    -------------    -------------    -------------

DEDUCTIONS FROM NET ASSETS
        ATTRIBUTED TO:
        Benefit payments                     404,798          285,061          499,308          205,874          813,234
        Administrative expenses                  194               31              200              206
        Interfund transfers               (2,611,612)        (901,716)      (1,811,036)      (3,098,187)        (315,720)
                                       -------------    -------------    -------------    -------------    -------------
             Total deductions             (2,206,620)        (616,624)      (1,311,528)      (2,892,107)         497,514
                                       -------------    -------------    -------------    -------------    -------------
             Net increase (decrease)       3,322,558        1,018,403        3,037,305        4,765,609        1,200,524

NET ASSETS AVAILABLE FOR
         BENEFITS:
        Beginning of year                  3,268,933        1,284,840        3,577,243        2,601,931       18,529,222
                                       -------------    -------------    -------------    -------------    -------------
        End of year                    $   6,591,491    $   2,303,243    $   6,614,548    $   7,367,540    $  19,729,746
                                       =============    =============    =============    =============    =============

See notes to combined financial statements.

THE SAVINGS PLAN FOR EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY,
THE SAVINGS PLAN FOR UNION EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY AND THE SAVINGS PLAN FOR EMPLOYEES OF PINNACLE WEST CAPITAL CORPORATION

----------------------------------------------------------------------------------------------------------

COMBINED STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL COMBINING INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1996
----------------------------------------------------------------------------------------------------------

                                              COMBINED
                                            ------------

ADDITIONS TO NET ASSETS
      ATTRIBUTED TO:
      Investment income (Note 1):
         Dividends                          $  6,557,131
         Interest income                       5,370,324
         Income from settlement (Note 3)         957,427
         Realized gain on sale of
            investments                        5,832,026
         Unrealized appreciation
           (depreciation) of
            investments (Note 5)              19,357,421
                                            ------------
           Total investment income (loss)     38,074,329
                                            ------------

      Contributions (Note 2):
         Employers                             7,225,732
         Participants                         22,693,280
                                            ------------
           Total contributions                29,919,012
                                            ------------
              Total additions                 67,993,341
                                            ------------

DEDUCTIONS FROM NET ASSETS
        ATTRIBUTED TO:
        Benefit payments                      15,425,820
        Administrative expenses                   44,653
        Interfund transfers
                                            ------------
             Total deductions                 15,470,473
                                            ------------
             Net increase (decrease)          52,522,868

NET ASSETS AVAILABLE FOR
         BENEFITS:
        Beginning of year                    269,079,249
                                            ------------
        End of year                         $321,602,117
                                            ============

                                                                SUPPLEMENTAL COMBINING INFORMATION
                                            --------------------------------------------------------------------------

                                            PINNACLE WEST                      FIXED       AGGRESSIVE       BALANCED
                                             STOCK FUND     INDEX FUND      INCOME FUND    EQUITY FUND        FUND
                                            ------------   ------------    ------------   ------------    ------------

ADDITIONS TO NET ASSETS
      ATTRIBUTED TO:
      Investment income (Note 1):
         Dividends                          $  3,761,585                                  $  2,322,589    $    158,356
         Interest income                          59,289                   $  3,747,325
         Income from settlement (Note 3)         351,831   $    154,273         324,919        101,025
         Realized gain on sale of
            investments                        3,180,929      1,977,669                        489,947          96,850
         Unrealized appreciation
           (depreciation) of
            investments (Note 5)               7,818,099     11,146,619                        386,776        (288,293)
                                            ------------   ------------    ------------   ------------    ------------
           Total investment income (loss)     15,171,733     13,278,561       4,072,244      3,300,337         (33,087)
                                            ------------   ------------    ------------   ------------    ------------

      Contributions (Note 2):
         Employers                             7,225,732
         Participants                          3,720,945      6,509,011       5,416,753      5,809,125         627,436
                                            ------------   ------------    ------------   ------------    ------------
           Total contributions                10,946,677      6,509,011       5,416,753      5,809,125         627,436
                                            ------------   ------------    ------------   ------------    ------------
              Total additions                 26,118,410     19,787,572       9,488,997      9,109,462         594,349
                                            ------------   ------------    ------------   ------------    ------------

DEDUCTIONS FROM NET ASSETS
        ATTRIBUTED TO:
        Benefit payments                       8,533,725      1,863,410       3,741,062        669,266         128,928
        Administrative expenses                    3,444          8,217          30,082          1,975             935
        Interfund transfers                   11,023,622     (2,772,928)      3,225,332     (7,682,903)      6,648,209
                                            ------------   ------------    ------------   ------------    ------------
             Total deductions                 19,560,791       (901,301)      6,996,476     (7,011,662)      6,778,072
                                            ------------   ------------    ------------   ------------    ------------
             Net increase (decrease)           6,557,619     20,688,873       2,492,521     16,121,124      (6,183,723)

NET ASSETS AVAILABLE FOR
         BENEFITS:
        Beginning of year                    109,279,820     52,557,808      63,863,925     20,778,258       6,183,723
                                            ------------   ------------    ------------   ------------    ------------
        End of year                         $115,837,439   $ 73,246,681    $ 66,356,446   $ 36,899,382    $
                                            ============   ============    ============   ============    ============

                                                                 SUPPLEMENTAL COMBINING INFORMATION
                                            ----------------------------------------------------------------------------
                                                              LIFESTYLE       LIFESTYLE      LIFESTYLE
                                            INTERNATIONAL   CONSERVATIVE      MODERATE       AGGRESSIVE     PARTICIPANT
                                             EQUITY FUND        FUND            FUND            FUND        LOAN FEATURE
                                            ------------    ------------    ------------    ------------    ------------

ADDITIONS TO NET ASSETS
      ATTRIBUTED TO:
      Investment income (Note 1):
         Dividends                          $    109,897    $     42,362    $     77,063    $     85,279
         Interest income                                                                                    $  1,563,710
         Income from settlement (Note 3)           6,662           1,980           8,351           8,386
         Realized gain on sale of
            investments                            1,454             552          74,490          10,135
         Unrealized appreciation
           (depreciation) of
            investments (Note 5)                 109,796         (13,017)         90,799         106,642
                                            ------------    ------------    ------------    ------------    ------------
           Total investment income (loss)        227,809          31,877         250,703         210,442       1,563,710
                                            ------------    ------------    ------------    ------------    ------------

      Contributions (Note 2):
         Employers
         Participants                            163,786          32,290         199,787         214,147
                                            ------------    ------------    ------------    ------------    ------------
           Total contributions                   163,786          32,290         199,787         214,147
                                            ------------    ------------    ------------    ------------    ------------
              Total additions                    391,595          64,167         450,490         424,589       1,563,710
                                            ------------    ------------    ------------    ------------    ------------

DEDUCTIONS FROM NET ASSETS
        ATTRIBUTED TO:
        Benefit payments                          12,741             264          83,506          15,224         377,694
        Administrative expenses
        Interfund transfers                   (2,890,079)     (1,220,937)     (3,210,259)     (2,192,566)       (927,491)
                                            ------------    ------------    ------------    ------------    ------------
             Total deductions                 (2,877,338)     (1,220,673)     (3,126,753)     (2,177,342)       (549,797)
                                            ------------    ------------    ------------    ------------    ------------
             Net increase (decrease)           3,268,933       1,284,840       3,577,243       2,601,931       2,113,507

NET ASSETS AVAILABLE FOR
         BENEFITS:
        Beginning of year                                                                                     16,415,715
                                            ------------    ------------    ------------    ------------    ------------
        End of year                         $  3,268,933    $  1,284,840    $  3,577,243    $  2,601,931    $ 18,529,222
                                            ============    ============    ============    ============    ============

See notes to combined financial statements.

THE SAVINGS PLAN FOR EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY,
THE SAVINGS PLAN FOR UNION EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY AND THE SAVINGS PLAN FOR EMPLOYEES OF PINNACLE WEST CAPITAL CORPORATION

---------------------------------------------------------------------------------------------------------------

COMBINED STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL COMBINING INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1995
---------------------------------------------------------------------------------------------------------------

                                                            SUPPLEMENTAL COMBINING INFORMATION
                                                      -------------------------------------------
                                                      PINNACLE WEST                      FIXED
                                         COMBINED      STOCK FUND     INDEX FUND      INCOME FUND
                                       ------------   ------------   ------------    ------------

ADDITIONS TO NET ASSETS
      ATTRIBUTED TO:
      Investment income (Note 1):
         Dividends                     $  4,831,483   $  3,548,574
         Interest income                  5,117,786         75,680                   $  3,813,463
         Realized gain on sale of
            investments                   2,859,474      1,552,878   $  1,161,262
         Unrealized appreciation
            of  investments (Note 5)     47,736,651     32,727,519     11,670,607
                                       ------------   ------------   ------------    ------------
           Total investment income       60,545,394     37,904,651     12,831,869       3,813,463
                                       ------------   ------------   ------------    ------------

      Contributions (Note 2):
         Employers                        6,747,587      6,747,587
         Participants                    20,204,098      4,043,616      5,077,110       6,757,160
                                       ------------   ------------   ------------    ------------
           Total contributions           26,951,685     10,791,203      5,077,110       6,757,160
                                       ------------   ------------   ------------    ------------
              Total additions            87,497,079     48,695,854     17,908,979      10,570,623
                                       ------------   ------------   ------------    ------------

DEDUCTIONS FROM NET ASSETS
        ATTRIBUTED TO:
        Benefit payments                 15,932,169      9,015,731      1,727,992       4,533,469
        Administrative expenses              43,968          4,085          3,855          33,552
        Interfund transfers                              9,646,105     (4,799,352)      6,468,018
                                       ------------   ------------   ------------    ------------
             Total deductions            15,976,137     18,665,921     (3,067,505)     11,035,039
                                       ------------   ------------   ------------    ------------
             Net increase (decrease)     71,520,942     30,029,933     20,976,484        (464,416)

NET ASSETS AVAILABLE FOR
         BENEFITS:
        Beginning of year               197,558,307     79,249,887     31,581,324      64,328,341
                                       ------------   ------------   ------------    ------------
        End of year                    $269,079,249   $109,279,820   $ 52,557,808    $ 63,863,925
                                       ============   ============   ============    ============

                                            SUPPLEMENTAL COMBINING INFORMATION
                                       --------------------------------------------
                                        AGGRESSIVE       BALANCED      PARTICIPANT
                                        EQUITY FUND        FUND        LOAN FEATURE
                                       ------------    ------------    ------------

ADDITIONS TO NET ASSETS
      ATTRIBUTED TO:
      Investment income (Note 1):
         Dividends                     $  1,084,332    $    198,577
         Interest income                                               $  1,228,643
         Realized gain on sale of
            investments                     128,349          16,985
         Unrealized appreciation
            of  investments (Note 5)      2,957,516         381,009
                                       ------------    ------------    ------------
           Total investment income        4,170,197         596,571       1,228,643
                                       ------------    ------------    ------------

      Contributions (Note 2):
         Employers
         Participants                     3,185,022       1,141,190
                                       ------------    ------------    ------------
           Total contributions            3,185,022       1,141,190
                                       ------------    ------------    ------------
              Total additions             7,355,219       1,737,761       1,228,643
                                       ------------    ------------    ------------

DEDUCTIONS FROM NET ASSETS
        ATTRIBUTED TO:
        Benefit payments                    345,062         115,316         194,599
        Administrative expenses               1,376           1,100
        Interfund transfers              (7,402,443)     (1,475,470)     (2,436,858)
                                       ------------    ------------    ------------
             Total deductions            (7,056,005)     (1,359,054)     (2,242,259)
                                       ------------    ------------    ------------
             Net increase (decrease)     14,411,224       3,096,815       3,470,902

NET ASSETS AVAILABLE FOR
         BENEFITS:
        Beginning of year                 6,367,034       3,086,908      12,944,813
                                       ------------    ------------    ------------
        End of year                    $ 20,778,258    $  6,183,723    $ 16,415,715
                                       ============    ============    ============

See notes to combined financial statements.

                         THE SAVINGS PLAN FOR EMPLOYEES
                       OF ARIZONA PUBLIC SERVICE COMPANY,

                      THE SAVINGS PLAN FOR UNION EMPLOYEES
                        OF ARIZONA PUBLIC SERVICE COMPANY

                                       AND

                        THE SAVINGS PLAN FOR EMPLOYEES OF
                        PINNACLE WEST CAPITAL CORPORATION

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                     --------------------------------------


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Method of Accounting - The financial statements in this report reflect the combined assets, liabilities and net assets available for benefits of The Savings Plan for Employees of Arizona Public Service Company (the "APS
   Savings Plan"), The Savings Plan for Union Employees of Arizona Public Service Company (the "APS Union Plan"), and The Savings Plan for Employees of Pinnacle West Capital Corporation (the "Pinnacle West Plan"). The APS Savings Plan, the APS Union Plan, and the Pinnacle West Plan are collectively referred to as the "Plans." The combined financial statements have been prepared on the accrual basis of accounting. Investment transactions are recorded as of the trade date. Dividend income is recorded as of ex-dividend dates. All the outstanding shares of common stock of Arizona Public Service Company ("APS") are owned by Pinnacle West Capital Corporation ("Pinnacle West").

      Investments - The Plans consist of a salary reduction arrangement and an employer matching contribution feature. The investment programs for the Plans consist of:

         Pinnacle West Stock Fund -- The fund consists primarily of common stock of Pinnacle West. The common stock is stated at fair value based on quoted market prices in an active market.

         Index Fund -- The fund consists of common stocks maintained by the Trustee (defined below) as part of a commingled fund. The fund is stated at fair value generally based on the last reported sales price on the last business day of the calendar year.

         Fixed Income Fund -- The fund consists primarily of several guaranteed investment contracts with varying rates of interest and varying maturities. The fund is stated at contract value which approximates fair value.

         Aggressive Equity Fund -- The fund consists primarily of common stocks maintained by Putnam Investments as part of the Putnam Voyager Fund, Class
      A. The fund is stated at fair value generally based on the last reported sales price on the last business day of the calendar year.

         Balanced Fund -- The fund consists of common and preferred stocks and bonds managed by Fidelity Investments as part of the Fidelity Balanced Fund. The fund is stated at fair value generally based on the last reported sales price on the last business day of the calendar year. Effective June 27, 1996, the fund was no longer offered as an investment choice.

         International Equity Fund -- The fund consists primarily of stocks outside the United States and maintained by Franklin Templeton as part of the Templeton Foreign Fund. The fund is stated at fair value generally based on the last reported sales price on the last business day of the calendar year. The fund was added as an investment choice effective July 1, 1996. The APS Union Plan does not participate in the International Equity Fund.

         Conservative, Moderate and Aggressive Lifestyle Funds -- The funds consist primarily of cash, domestic stocks, international stocks, and domestic bonds and are maintained by the Vanguard Group as part of the Lifestrategy Portfolios: Conservative Growth Portfolio, Moderate Growth Portfolio, and Growth Portfolio. The funds are stated at fair value generally based on the last reported sales price on the last business day of the calendar year. The funds were added as an investment choice effective July 1, 1996. The APS Union Plan does not participate in the Conservative and Aggressive Lifestyle Funds.

      Payment of Benefits - Benefits are recorded when paid.

      Realized Gain (Loss) and Unrealized Appreciation (Depreciation) - Realized gains (losses) are determined based on the average historical cost. Unrealized appreciation (depreciation) is determined based on the fair value of assets at the beginning of the Plan year.

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.    DESCRIPTION OF THE PLANS

      General - The APS Savings Plan and APS Union Plan (collectively, the "APS Plans") are administered by a committee appointed by the APS Board of Directors. The Pinnacle West Plan is administered by a committee appointed by the Pinnacle West Board of Directors. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). State Street Bank and Trust Company (the "Trustee") is the Trustee for the Plans under a master trust agreement.

      Eligibility - All employees of APS and salaried employees of Pinnacle West (collectively, the "Companies" or the "Employer") are eligible to participate in the pre-tax and after-tax features of the Plans upon attaining age 21 and completing thirty-one days of consecutive employment for the APS Plans and thirty days of consecutive employment for the Pinnacle West Plan, and are eligible to participate in the matching feature upon attaining age 21 and completing one year of service. The Pinnacle West Plan allows participation by employees of a company that becomes an affiliate of Pinnacle West if such employees were formerly participants in a certain type of qualified plan sponsored by their employer, regardless of whether they have satisfied the Pinnacle West Plan's other eligibility requirements.

      Contributions - Participants in the APS Union Plan may direct APS to contribute any whole percentage from 1% to 10% of the participants' pre-tax base pay as their tax deferred contribution to the Plan. In addition to or in lieu of making tax deferred contributions to the APS Union Plan, participants may elect to make contributions of up to 10% of their after-tax base pay as a voluntary contribution, provided that in no event can the total tax deferred and voluntary contributions made by any participant in any year exceed 16% of his or her base pay. Effective January 1, 1996, the APS Savings Plan and the Pinnacle West Plan were changed to allow employees to contribute up to 16% of their pre-tax base pay and up to 16% of their after-tax base pay, provided that in no event would the total tax deferred and voluntary contributions made by any participant in any year exceed 16% of his or her base pay.
   Previously, the maximum allowable contribution for participants in the APS Savings Plan and the Pinnacle West Plan were the same as the APS Union Plan. The maximum allowable base pay ($160,000 in 1997, $150,000 in 1996) and tax deferred contribution ($9,500) are linked to the cost of living index and could change on an annual basis.

      Prior to March 1, 1995, for the APS Savings Plan and the Pinnacle West Plan, and April 1, 1995, for the APS Union Plan, the Companies contributed to the account of each participant in the Plans' matching feature a minimum amount equal to 30% of such participant's contribution of up to 6% of the participant's pre-tax base pay (defined here as the participant's "required contribution"). Employer contributions were increased (i) by an additional one percent for each one percent increase in Pinnacle West consolidated net income from continuing operations over the prior year and (ii) by an additional amount determined at the sole discretion of each Company's Board of Directors, up to a total

   Employer contribution of not more than 50% of participant required contributions. Effective March 1, 1995, for the APS Savings Plan and the Pinnacle West Plan, and April 1, 1995, for the APS Union Plan, Employer contributions were fixed at 50% of the first 6% of an employee's pre-tax contributions. The Employer contributions may be in cash, common stock or other property acceptable to the Trustee.

      The Plans allow rollover contributions from another qualified plan or individual retirement rollover account, subject to certain criteria.

      Investment Programs - Participants' contributions may be invested in one or more of the following funds: Pinnacle West Stock Fund, Index Fund, Fixed Income Fund, Aggressive Equity Fund, International Equity Fund, Lifestyle Conservative Fund, Lifestyle Moderate Fund, and Lifestyle Aggressive Fund. Participants in the APS Union Plan may not invest in the International Equity Fund, Lifestyle Conservative Fund, or Lifestyle Aggressive Fund. The balance of non-participant-directed contributions and related earnings represents approximately $88,436,178 and $68,028,037 of the net assets available for benefits in the Pinnacle West Stock and Fixed Income Funds for 1997 and 1996, respectively.

      The Balanced Fund was no longer offered as an investment choice as of June 27, 1996. Employee funds invested in the Balanced Fund were automatically transferred into the Fixed Income Fund on June 27, 1996. Participants had the opportunity to make a one-time special interfund transfer between July 1, 1996 and July 14, 1996, to transfer the funds out of the Fixed Income Fund.

      Loan  Feature  -   Participants   may  borrow  money  from  their  pre-tax
   contributions account, vested Employer contributions account and rollover account (if any). Participants may not borrow against their Employer transfer account or their after-tax contributions accounts.

      The minimum participant loan available is $1,000, and the maximum available is 50% of the participant's vested account balance, up to $50,000, reduced by the participant's highest outstanding loan balance in the 12-month period ending on the day before the loan is made. Only one loan per participant may be outstanding at any one time. Loan terms range from six months to five years, or up to 15 years for the purchase of a principal residence. An administrative fee is charged to the participant's account for each loan.

      The interest rate is determined at the time the loan is requested and is fixed for the life of the loan. The interest rate is the State Street Bank and Trust Company's prime interest rate plus one percent, determined as of the first business day of the month in which the loan is issued. Interest rates for loans issued during 1997 ranged from 9.25% to 9.50%.

      Loans are treated as transfers from the participant's investment funds on a pro-rata basis to the Participant Loan Feature. Loan repayments are treated as transfers from the

   Loan  Feature  to  the   participant's   investment   funds,   based  on  the
   participant's current investment election. Loan repayments, including interest, are generally made through irrevocable semi-monthly (for the APS Plans) or bi-weekly (for the Pinnacle West Plan) payroll deductions.

      Vesting - Each participant is fully vested as to the participant's contribution account (consisting of the participant's contributions and related income and appreciation or depreciation). The participants become vested in their Employer contribution account (consisting of Employer contributions and related income and appreciation or depreciation) in the event of termination of service by death, disability or retirement, upon attaining the age of sixty-five, upon completion of five years of service, upon termination of the Plans, or upon complete discontinuance of Employer contributions; otherwise, participants vest in graduated amounts with 100 percent vesting in five years of Plan participation, beginning with the first Plan year of Employee participation.

      Withdrawals and Distributions - A participant may at any time make a full or partial withdrawal of the balance in the participant's after-tax contribution account and rollover contribution account. No withdrawals are permitted from a participant's transfer account. No withdrawals are permitted from the participant's pre-tax contribution account, except under certain limited circumstances relating to financial hardship. If an employee withdraws pre-tax contributions, the only earnings on those contributions that can be withdrawn are those credited prior to 1989. Generally, participants who are fully vested and who have participated in the Plans for five complete Plan years may withdraw the amount in their Employer contribution account. When the participant's employment with the Companies is terminated, the participant generally can elect to receive a distribution, as soon as administratively possible, of the vested portion of his or her Employer contribution account together with the participant's contribution accounts.

      Forfeitures - Forfeitures of nonvested Employer contributions will occur upon distribution following termination of employment with the Companies. However, if a former participant again becomes an employee of the Companies prior to the end of the fifth calendar year following the calendar year in which the participant's earlier termination of employment occurred (and, in the case of the APS Plans, only if the participant, upon reemployment, repays in full the amount previously distributed from the APS Plans), the forfeited Employer contributions will be restored to the participant's Employer contribution account. Forfeitures are used to reduce future Employer contributions to the Plans.

      Termination of the Plans - It is the Companies' present expectation that these Plans and the payment of Employer contributions will be continued indefinitely. However, continuance of any feature of the Plans is not assumed as a contractual obligation. The Companies, at their discretion, may terminate their respective plans and distribute net assets. In this event, the balance credited to the accounts of participants at the date of termination shall be fully vested and nonforfeitable.

3.    INCOME FROM SETTLEMENT

      Pursuant to the settlement of a class action lawsuit, payment was made during 1996 on behalf of certain purchasers of Pinnacle West common stock, and certain participants in the Plans were entitled to receive a portion of the settlement. A settlement check of $903,751 was deposited into the Lifestyle Moderate Fund on September 20, 1996. Earnings within the Lifestyle Moderate Fund on the settlement distribution were $53,676. On December 20, 1996, the settlement distribution and related earnings were transferred out of the Lifestyle Moderate Fund and allocated into the respective participant accounts, based on each participant's current election option. If an individual previously received a full distribution from the TRAYSOP\PAYSOP Plan, which was previously liquidated and terminated, the settlement attributable to that plan was distributed by separate check in 1997.

4.    INCOME TAX STATUS

      The Plans have been determined by the Internal Revenue Service to be qualified plans under the provisions of the Internal Revenue Code. As long as the Plans continue to be so qualified, under present Federal income tax laws and regulations: (a) participants will not be currently taxed on Employer contributions, on their own pre-tax contributions (see Note 2), or on investment earnings on any contributions at the time such investment earnings are received by the Trustee, but will be subject to tax thereon at such time as they receive actual benefits from the Plans; and (b) the Plans will not be taxed on their dividend and interest income or any capital gains realized by them or on any unrealized appreciation of investments.

5.    UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS

      Changes in unrealized appreciation (depreciation) of investments for each of the three years in the period ended December 31, 1997 were as follows:

                     Unrealized Appreciation (Depreciation)
                     --------------------------------------

                                           Beginning of Year      End of Year             Change
                                           -----------------   -----------------   -----------------
                  1997
                  ----
               Pinnacle West Stock Fund      $  46,821,429       $  76,201,672       $  29,380,243
               Index Fund                       30,111,786          51,023,616          20,911,830
               Aggressive Equity Fund            3,373,451           8,268,413           4,894,962
               International Equity Fund           109,796            (434,352)           (544,148)
               Lifestyle Conservative Fund         (13,017)            109,456             122,473
               Lifestyle Moderate Fund              90,799             598,497             507,698
               Lifestyle Aggressive Fund           106,642             631,074             524,432
                                             -------------       -------------       -------------
                    Total                    $  80,600,886       $ 136,398,376       $  55,797,490
                                             =============       =============       =============

                  1996
                  ----
               Pinnacle West Stock Fund      $ 39,003,330        $ 46,821,429        $  7,818,099
               Index Fund                      18,965,167          30,111,786          11,146,619
               Aggressive Equity Fund           2,986,675           3,373,451             386,776
               Balanced Fund                      288,293                   0            (288,293)
               International Equity Fund                0             109,796             109,796
               Lifestyle Conservative Fund              0             (13,017)            (13,017)
               Lifestyle Moderate Fund                  0              90,799              90,799
               Lifestyle Aggressive Fund                0             106,642             106,642
                                             ------------        ------------        ------------
                    Total                    $ 61,243,465        $ 80,600,886        $ 19,357,421
                                             ============        ============        ============

                  1995
                  ----
               Pinnacle West Stock Fund      $  6,275,811        $ 39,003,330        $ 32,727,519
               Index Fund                       7,294,560          18,965,167          11,670,607
               Aggressive Equity Fund              29,159           2,986,675           2,957,516
               Balanced Fund                      (92,716)            288,293             381,009
                                             ------------        ------------        ------------
                    Total                    $ 13,506,814        $ 61,243,465        $ 47,736,651
                                             ============        ============        ============

6.    GUARANTEED INVESTMENT CONTRACTS

      Under the  contracts,  interest rates on guaranteed  investment  contracts
   (GICs) vary within the Fixed Income Fund. The contracts have a weighted average crediting interest rate at December 31, 1997, 1996, and 1995 of 6.82%, 6.31%, and 6.05%, respectively. The average yield for 1997 approximated the weighted average crediting interest rate. The crediting interest rates on the GICs may be reset on a quarterly or semi-annual basis, or may be fixed, based on the terms of the contract.

      Four of the GICs are managed synthetic investment contracts. The fair value of the trust assets related to these contracts is $10,553,461. The contract value of the trust assets is $10,487,314.

7.    BENEFITS PAYABLE

      As of December 31, 1997 and 1996, net assets available for benefits included benefits of $1,958 and $125,711, respectively, due to participants who had withdrawn from participation in the Plans.

8.    PARTICIPATING EMPLOYEES

      As of December 31, 1997 and 1996, the aggregate number of employees participating in the Plans was 5,417 and 5,346, respectively.

9.    NET ASSET VALUE PER UNIT

      In accordance with the provisions of the Plans, the Trustee maintains separate units of participation in the Plans and related net asset value per unit for the Pinnacle West Stock, Index, Fixed Income, Aggressive Equity, International Equity, and Lifestyle Conservative, Moderate and Aggressive Funds. The number of units and related net asset value per unit at December 31 are:

                                         Net Asset Value
                                             Per Unit         Number of Units
                                         ----------------     ---------------
                   1997
                   ----
         Pinnacle West Stock Fund          $  23.231300          6,128,991
         Index Fund                           20.346475          5,247,123
         Fixed Income Fund                     5.290992         11,118,686
         Aggressive Equity Fund               84.349358            529,747
         International Equity Fund            40.307033            163,532
         Lifestyle Conservative               18.656291            123,457
         Lifestyle Moderate                   25.870800            255,676
         Lifestyle Aggressive                 33.196047            221,940

                   1996
                   ----
         Pinnacle West Stock Fund          $  16.880499          6,862,205
         Index Fund                           15.263426          4,798,836
         Fixed Income Fund                     4.969295         13,353,292
         Aggressive Equity Fund               66.977409            550,923
         International Equity Fund            37.843382             86,381
         Lifestyle Conservative               15.979735             80,404
         Lifestyle Moderate                   21.594078            165,659
         Lifestyle Aggressive                 27.182799             95,720


10.   RELATED PARTY TRANSACTIONS

      Costs of Administration - Substantially all costs of administration of the Plans have been paid by the Companies except for loan administration fees.

                            Pinnacle West Stock Fund
                            ------------------------

                                                               1997            1996            1995
                                                               ----            ----            ----

Shares of Pinnacle West common stock held by the Plans       3,328,704       3,611,371       3,747,471

Employer cash contributions                                $ 7,068,458     $ 7,225,732     $ 6,747,587
Investments by the Plans in Pinnacle West common stock     $ 5,675,942     $ 4,494,219     $ 3,274,433
Sales made by the Plans of Pinnacle West common stock      $14,390,546     $ 8,572,009     $ 7,459,282
Aggregate cost of Pinnacle West common stock sold          $ 8,663,385     $ 5,391,080     $ 5,906,404

                                   Index Fund
                                   ----------

                                                             1997            1996            1995
                                                             ----            ----            ----

Investments by the Plans in Trustee's Index Fund         $17,339,038     $13,147,476     $11,841,434
Sales made by the Plans of Trustee's Index Fund          $ 9,092,627     $ 5,243,720     $ 3,804,238
Aggregate cost of Trustee's Index Fund sold              $ 4,926,370     $ 3,266,052     $ 2,642,976


              Temporary Investments in Funds Managed by the Trustee
              -----------------------------------------------------

                                                             1997            1996            1995
                                                             ----            ----            ----

Investments by the Plans in temporary investment funds   $50,617,593     $46,840,277     $51,411,186
Sales made by the Plans of temporary investment funds    $58,245,727     $33,293,798     $55,197,746

              The temporary investments are bought and sold at par.

Exhibits Filed.
---------------


Exhibit No.                Description
-----------                -----------


   23.1                    Independent Auditors' Consent

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                            THE SAVINGS PLAN FOR EMPLOYEES OF
                                            ARIZONA PUBLIC SERVICE COMPANY


                                            THE SAVINGS PLAN FOR UNION EMPLOYEES
                                            OF ARIZONA PUBLIC SERVICE COMPANY
                                                      (Name of Plans)



Date:    June 29, 1998                      By  Armando B. Flores
                                                --------------------------------
                                                Armando B. Flores
                                                Chairman of the Committee
                                                and Senior Vice President,
                                                Corporate Business Services,
                                                Arizona Public Service Company